FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Traded Company

CNPJ/MF No. 47.508.411/0001-56

COMMUNICATION ON

RELATED PARTIES TRANSACTION

Companhia Brasileira de Distribuição (“Company”) in compliance with Article 30, XXXII of CVM Resolution No. 80, of March 29, 2022, hereby communicates its shareholders and the market in general that it has entered into a Share Purchase Agreement (“SPA”) with Casino, Guichard-Perachon (“Casino”), for the sale of the totality of the corporate stake indirectly held by the Company in Cnova N.V. (“Cnova”), in the following terms and conditions:

Parties	(i) Company, as Seller; (ii) Casino, as Buyer; and (iii) Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l., as Consenting Party (“CBD Lux”)..
Relation with the Issuer	(i) Casino is the indirect controlling shareholder of the Company; and (ii) CBD Lux is wholly-owned by the Company and holder of an indirect stake in Cnova, which is a company controlled by Casino.
Purpose of the agreement	Establish the terms and conditions for the sale, by the Company to Casino, of the entire stake held by the Company in Cnova, representing 34% of Cnova's total share capital. Considering that the Company's participation in Cnova is through foreign holding companies, the purpose of the SPA is the sale of all the shares held by the Company in CBD Lux, consequently transferring to Casino all the assets owned by CBD Lux, which includes the participation in Cnova.
Date of the Transaction/SPA signature date	The Company and Casino celebrated the SPA on November 26, 2023.

Main Terms and Conditions

The SPA regulates the acquisition, by Casino, of the entire shareholding equity held by the Company in CBD Lux.

Regarding the sale price of the shares of CBD Lux, set at €10,000,000.00, 80% of it was paid on the closing date of the Transaction, on November 30, 2023, and the remaining 20% will be paid on 30 June 2024, or upon the occurrence of a “Liquidation Event”, whichever occurs first. For the purposes of the SPA, “Liquidation Event” means the capitalization of Casino by the consortium composed of EP Global Commerce a.s., Fimalac and Attestor and other creditors, as disclosed by Casino on July 28, 2023 and October 5, 2023, or the formalization of sales operations or any other form of assignment of CBD Lux and/or its assets and liabilities by Casino to third parties.

Furthermore, the Company is entitled to receive an additional payment in the event of a subsequent transaction (“Subsequent Transaction”) involving the sale of the corporate equity held by Casino in Cnova or a corporate reorganization of Cnova within 18 months counting as of the closing date of the Transaction. The calculation of such additional payment considers, among other factors, the difference between the value implied in the Transaction - €29.4 million for 100% of Cnova's corporate capital -, compared to the value to be attributed for 100% of the capital in a potential Subsequent Transaction. In the case of a positive variation, the Company shall receive the difference considering its 34% stake held in Cnova at the time of signature of the SPA (“Difference”). The amount due by Casino as additional payment corresponds to 100% of the Difference if the Subsequent Transaction is carried out within the first 12 months from the Transaction Settlement Date, 75% if it’s carried out between the 13th and 15th month, and 50% if it’s carried out between the 16th and 18th month.

Detailed Reasons for which the Management considers that the transaction has observed commutative conditions or provides appropriate compensatory payment	According to the Material Fact disclosed by the Company on September 8, 2023, when the Company and Casino began the negotiations for the sale of Cnova, a special independent committee to evaluate and negotiate the transaction was set up, composed of the 3 independent members of the Company's Board of Directors. This special committee followed closely the transaction, with the assistance of legal and financial advisors specially hired for this purpose, and decided in favor of the transaction on November 25, 2023. Furthermore, the value of the transaction was defined based on a fairness opinion issued by Banco BTG Pactual S.A., which attested to the reasonableness of the economic terms of the Transaction.

Description of the measures taken and procedures adopted to ensure the commutativity of the transaction

The negotiation was conducted by the Company's management and evaluated by the special committee specifically set for this purpose, and was duly approved by the Board of Directors, counting only with the votes of the independent members, in consonance with the Company's Related Parties Transactions Policy.

Under the terms of the Company's Policy, the SPA was submitted for the evaluation of the Evaluation Committee, in consonance with the Policy's guidelines, and subsequent approval of the Company's Board of Directors, counting only with the votes of the independent directors.

Reasons why the management carried out the Transaction	Cnova was the main company of the Company's segment of electronic products. With the recent reorganizations carried out by the Company, in particular with the discontinuation of its electronic e-commerce activities and subsequently its hypermarket segment, operating under the brands “Extra.com” and “Hiper Extra”, respectively, the Company significantly reduced its sale of electronic products, no longer being interest in holding a corporate stake in a company with this purpose, especially a foreign company, operating in Euros, subject to the exchange volatility. Therefore, the sale of such participation is in line with the purposes of the “New GPA”, constantly disclosed by the Company to the market, allowing the focus of the Company's activity in the Brazilian segment of premium markets, being part of the plan to sell non-core assets aiming at the deleveraging of the Company.
Eventual participation of the counterpart, its partners or managers in the procedure of decision of the issuer on the transaction or negotiation of the transaction as representatives of the issuer, describing this participation	The Company's counterparty in the SPA, acquirer of CBD Luxembourg shares, is the Company's controlling shareholder. However, the Transaction was evaluated by a special committee specifically set up for this purpose, with financial and legal advisors also specifically hired to evaluate the Transaction and was approved by the Company's internal bodies in accordance with the procedures of its Related Parties Transactions Policy , being finally approved by the Board of Directors, only with the votes of the independent directors. Furthermore, the price of the Transaction was based on an assessment conducted by a top-tier financial institution. Therefore, the Company understands that, although the SPA was signed with its controlling shareholder, it respected the principles applicable to transactions between related parties and was carried out in compliance with the best standards of corporate governance.

São Paulo, December 5, 2023.

Rafael Sirotsky Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 5, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.